UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVE
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M RYAN 610-408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR O'CONNOR & LYNAM, LLP
(Name – *if individual, state last, first, middle name*)

1500 E LANCASTER AVE, PAOLI, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

14048287

KW 3/20/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Kevin M Ryan, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berwyn Financial Services Corp, as of December 31, 2013, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE FIRM: BFS 800279, BFS 800287 & BFS 800457, EDWARD KILLEN: BFS601705, BFS 601853, BFS 601934, BFS 602361 & BFS 702773, ROBERT KILLEN: BFS 303577, BFS 400033, BFS 400009, BFS 701564, BFS 400068 & BFS 400076.

State of PA
County of Chester
February 28, 2014 for Kevin M. Ryan

Kevin M Ryan
Signature

President
Title

Rebecca L. Johnson
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
REBECCA L JOHNSON
Notary Public
TREDYFFRIN TWP., CHESTER COUNTY
My Commission Expires Jul 9, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

BERWYN FINANCIAL SERVICES CORP.

December 31, 2013 and 2012

BERWYN FINANCIAL SERVICES CORP.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2013 and 2012

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Berwyn Financial Services Corp. as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and the notes to the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and the notes to the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and the notes to the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2014

BERWYN FINANCIAL SERVICES CORP.
Statements of Financial Condition
December 31, 2013 and 2012

Assets	2013	2012
Cash	$ 39,258	$ 1,639
Due from clearing broker	17,393	8,634
Customer receivables	13,564	14,117
Investments, at fair value	440,499	317,068
Prepaid expenses	3,907	7,003
Restricted cash	50,000	50,000
Total assets	$ 564,621	$ 398,461

Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$ -	$ 94,930
Accounts payable and accrued expenses	69,060	12,359
Net deferred tax liability	17,165	-
Total liabilities	86,225	107,289
Stockholders' equity:		
Common stock, $1 par value; 200,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	150,000	150,000
Retained earnings	308,896	121,672
Total stockholders' equity	478,396	291,172
Total liabilities and stockholders' equity	$ 564,621	$ 398,461

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Income
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions and fees	$663,994	$ 428,884
Interest and dividends	38,561	23,037
Change in unrealized gain on investments	56,828	21,570
Other	2,485	1,040
Total revenues	761,868	474,531
Expenses:		
Conventions and education	2,211	1,995
Dues and subscriptions	3,939	1,212
Employee benefits	9,491	9,564
Fines	-	15,000
Insurance	692	1,359
Interest	1,110	5,426
Management fee	50,279	46,801
Office	11,867	11,593
Payroll taxes	15,956	13,364
Professional fees	28,613	33,521
Profit sharing	49,398	24,805
Registration fees and other taxes	14,250	13,342
Rent	13,452	13,452
Salaries, bonuses and temporary help	197,592	166,812
Trade clearing	102,176	88,847
Trade error	55,722	-
Travel	731	282
Total expenses	557,479	447,375
Income before income taxes	204,389	27,156
Provision for income taxes	17,165	-
Net income	$187,224	$ 27,156

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2012	19,500	$ 19,500	$ 150,000	$ 94,516	$264,016
Net income				27,156	27,156
Balance, December 31, 2012	19,500	19,500	150,000	121,672	291,172
Net income				187,224	187,224
Balance, December 31, 2013	19,500	$ 19,500	$ 150,000	$308,896	$478,396

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 187,224	$ 27,156
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gain on investments	(56,828)	(21,570)
Dividends reinvested	(35,603)	-
Deferred taxes	17,165	-
(Increase) decrease in:		
Due from clearing broker	(8,759)	(2,645)
Customer receivables	553	(1,592)
Other receivables	-	1,087
Prepaid expenses	3,096	8,245
Increase (decrease) in:		
Due to clearing broker	(94,930)	657
Accounts payable and accrued expenses	56,701	(10,801)
Net cash provided by operating activities	68,619	537
Cash flows from investing activities:		
Purchase of securities	(31,000)	-
Net cash used by investing activities	(31,000)	-
Net increase in cash	37,619	537
Cash, beginning	1,639	1,102
Cash, ending	$ 39,258	$ 1,639
Supplemental information:		
Cash paid during the year for:		
Interest	$ 1,110	$ 5,426

(The accompanying notes are an integral part of these financial statements.)

(1) DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is comprised of funds on deposit with the Company's clearing organization.

Investments

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statements of income.

Commissions and Fees

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years. All equipment was fully depreciated at December 31, 2013 and 2012.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentrations of Risk

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments. The degree and concentration of risk varies by the type of investment. Management continually monitors the performance of the investments to minimize its risk.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year's presentation.

(3) RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by The Killen Group, a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 65% and 56% of the total commissions and fee revenue of the Company for 2013 and 2012, respectively. Additionally, the Company earns an annual fee from this party for servicing the Funds.

The Company provides investment advisory services which are managed, on behalf of the Company, by the same related party discussed above. The Company pays the related party a management fee of 85% of the advisory fees earned by the Company.

The Company also leases furnished office space from the related party under a lease agreement which expires December 31, 2017. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,121 as well as a percentage of electric and cleaning costs. Future minimum lease payments for each year from 2014 through 2016 is $13,452; $40,356 in the aggregate.

(3) RELATED PARTIES (CONTINUED)

Related party transactions were as follows:

	2013	2012
Commissions revenue earned	$431,500	$240,705
Service fee income	1,675	2,300
Management fee expense	50,279	46,801
Rent	13,452	13,452
Accounts payable and accrued expenses at December 31 due The Killen Group	11,710	12,359

The Company also generates commissions from transactions with two partnerships related through common ownership and management. Commissions from these partnerships totaled approximately $14,000 and $9,000 in 2013 and 2012, respectively.

(4) FAIR VALUE MEASUREMENT

The Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB Codification are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset, either directly or indirectly.
- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

(4) FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
2013				
Securities owned:				
Mutual funds	$440,499	$-0-	$-0-	$440,499
2012				
Securities owned:				
Mutual funds	$317,068	$-0-	$-0-	$317,068

Investments carried at quoted market values are as follows:

	2013	2012
The Berwyn Fund	$208,873	$154,064
Berwyn Income Fund	142,401	116,433
Berwyn Cornerstone Fund	89,225	46,571
	$440,499	$317,068

(5) DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2012, the interest on the margin account was 6%.

(6) INCOME TAXES

At December 31, 2013, the Company has Federal and state net operating loss carryforwards of approximately $57,000, which expire at various dates through 2031.

At December 31, 2012, the Company had a valuation allowance representing 100% of its net deferred tax assets. At December 31, 2007, the Company recorded a reserve because it could not determine whether it was more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards would be realized. At December 31, 2012, the Company also could not make this determination. During 2013, the Company reduced its valuation allowance due to the increased likelihood that the Company would generate sufficient taxable income to fully utilize the net deferred income tax asset recorded at the end of 2012.

(6) INCOME TAXES (CONTINUED)

Deferred tax liabilities and assets as of December 31, 2013 and 2012 consist of the following components:

	2013	2012
Net operating loss	$ 54,500	$ 54,500
Less: valuation allowance	(40,876)	(54,500)
Net deferred income tax asset	13,624	-0-
Deferred income tax liability for unrealized gain	(30,789)	-0-
Net deferred income tax liability	$ (17,165)	$ -0-

The provision for income taxes consists of the following components:

	2013	2012
Deferred taxes	$ 30,789	$ -0-
Reduction of deferred tax asset valuation allowance	(13,624)	-0-
Provision for income taxes	$ 17,165	$ -0-

The Company is no longer subject to U.S. Federal and State examinations by tax authorities for 2009 and prior.

(7) PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $49,398 in 2013 and $24,805 in 2012.

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $394,092 which was $344,092 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1 as of December 31, 2013.

The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

(9) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

BERWYN FINANCIAL SERVICES CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net capital:	
Total stockholders' equity	$ 478,396
Less: stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	478,396
Deductions:	
Non-allowable assets:	
Customer receivables	13,564
Prepaid expenses	3,907
Total non-allowable assets	17,471
Net capital before haircuts on securities positions and money market	460,925
Haircuts on securities positions and money market	66,833
Net capital	$ 394,092
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 69,060
Total aggregate indebtedness	$ 69,060
Computation of basic net capital requirement:	
Net capital requirement	$ 50,000
Net capital	394,092
Excess of net capital	$ 344,092
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 334,092
Ratio of aggregate indebtedness to net capital	.18 to 1

BERWYN FINANCIAL SERVICES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

Berwyn Financial Services Corp.

Year Ended December 31, 2013

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal controls and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2014

BERWYN FINANCIAL SERVICES CORP.
Notes to Supplemental Schedules
December 31, 2013

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2013 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2013 FOCUS Part IIA filing	$466,979
Audit adjustments to:	
Accrue certain expenses	(55,722)
Record deferred taxes	(17,165)
Net capital	$394,092

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

BERWYN FINANCIAL SERVICES CORP.

Year Ended December 31, 2013

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Directors of
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Berwyn Financial Services Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Berwyn Financial Services Corp.'s compliance with the applicable instructions of Form SIPC-7. Berwyn Financial Services Corp.'s management is responsible for Berwyn Financial Services Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective copy of cancelled check noting no differences;

2. Compared the amounts reported on the audited annual report for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the general ledger prepared by the Company, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046745 FINRA DEC
BERWYN FINANCIAL SERVICES 12*12
1189 LANCASTER AVE
BERWYN PA 19312-1299

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1503.97

B. Less payment made with SIPC-6 filed (exclude interest) (933.12)
July 24 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 570.85

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 570.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 570.85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BERWYN FINANCIAL SERVICES CORP
(Name of Corporation, Partnership or other organization)

Kevin M Ryan
(Authorized Signature)

PRESIDENT
(Title)

Dated the 19 day of FEBRUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 761 868
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	222
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102122
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	56 828
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1110	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1110
Total deductions	160 282
2d. SIPC Net Operating Revenues	$ 601 586
2e. General Assessment @ .0025	$ 1503.97
	(to page 1, line 2.A.)

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

Berwyn Financial Services Corp.

Year Ended December 31, 2013

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal controls and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 26, 2014